Filed Pursuant to Rule 253(g)(2)
File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 6 DATED MARCH 1, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 22, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the “Our Solution” section of the Offering Circular.

The following information supersedes and replaces the “Our Solution” section of the Offering Circular:

Our Solution

We own and operate the Fundrise Platform, a leading online, direct investment technology platform located at www.fundrise.com. We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

Since inception through December 31, 2018, we have originated approximately $660.3 million in both equity and debt investments deployed across more than approximately $3.2 billion of real estate property, while collecting and processing more than approximately 1,688,000 investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREITTM programs, the eFundTM programs, and the Opportunity Fund program (eREITTM programs, eFundTM and Opportunity Fund programs collectively the “Sponsored Programs”) our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting December 31, 2013 and ending December 31, 2018 from approximately $0.9 million to $660.3 million, an impressive 273% compounded annual growth rate (CAGR).

We have fully redeemed out of approximately 80 investments across all Sponsored Programs as of December 31, 2018.

As of December 31, 2018, none of our Programs (as described below) have suffered any loss of principal or projected interest; however, there can be no assurance that such performance will continue in the future. In addition, as of December 31, 2018, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until our assets under management, or AUM, through our Programs is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested across both the Sponsored Programs and Project Dependent Notes program is approximately $7,017 per unique investor and the average amount invested in the Sponsored Programs was approximately $6,916 per unique investor as of December 31, 2018. In April 2014, at the time of our Series A financing round, the Company priced its stock in an arms-length transaction at a $2.18 a share, and has since experienced the following comparative growth metrics:

	14-Apr-14	31-Dec-16	31-Dec-17	31-Dec-18	YTD Growth	ITD Growth
Assets Under Management	$665,100	$146,971,876	$250,390,722	$485,517,662	94%	72,899%
Real Estate Transactions	9	93	143	245	71%	2,622%
Active Investors*	478	12,195	25,026	63,271	153%	13,137%
Employees	12	43	49	76	55%	533%

*	Active Investors represents the approximate total number of unique investors less the approximate number of investors who were no longer invested in any of the programs as of such date.

As of April 14, 2014, the Company's programs had received subscriptions from 556 unique investors compared to December 31, 2018 when the Company's programs had received subscriptions from 69,190 unique investors, which is an absolute change of approximately 12,344% and from year-end 2013 to year-end 2018 a compounded annual growth rate (CAGR) of approximately 163%.

By combining sound investment principles with our proprietary web-based technology, we believe we have built a solution that will transform how the real estate capital markets operate, increasing their efficiency and transparency. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources.

We believe we are participating in and driving the third wave of a paradigm shift in the financial industry similar to the invention of and move to online brokerages and online payment systems that occurred in the late 1990s and 2000s, and the “marketplace lending” and automated registered investment advisors movements in the 2000s and 2010s.

We believe that the first wave of this paradigm was from physical brokerages to online brokerages, such as E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. According to each of their Quarterly Reports on Form 10-Q for the fiscal period ended March 31, 2016, E*TRADE Financial Corp., TD Ameritrade Corp., and Charles Schwab Corp. have grown their customer bases to 3,254,000, 6,777,000, and 9,869,000 accounts, respectively, with $284.5 billion, $711.2 billion, $2,556.7 billion in client assets, respectively. In addition, this wave of innovation saw the rise of online payment systems companies, such as PayPal Holdings, Inc. and Square, Inc. According to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, PayPal, Inc. currently has approximately 188 million active customer accounts and processed approximately $167 billion in online payments during the six-months ended June 30, 2016. In addition, according to its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2016, Square, Inc. processed approximately $316 million in payments to millions of sellers during the six-months ended June 30, 2016.

We believe the second wave of this paradigm shift is represented by “marketplace lending” companies such as LendingClub Corp. and Prosper Marketplace, Inc., as well as the move towards automated registered investment advisors, such as Wealthfront Inc. and Betterment, LLC. According to their respective Quarterly Reports on Form 10-Q for the fiscal period ended March 31, 2016, LendingClub Corp. and Prosper Marketplace, Inc. have cumulatively originated, since their respective inceptions, approximately $21.5 billion and $4.5 billion in consumer loans, respectively. In addition, according to their Forms ADV, dated August 10, 2016 and August 2, 2016, respectively, Wealthfront Inc. and Betterment, LLC have grown their assets under management to approximately $4.0 billion (with 80,975 accounts) and $5.1 billion (with 215,402 accounts), respectively.

However, unlike online brokerage platforms, online payment processors, marketplace lending platforms, or automated registered investment advisors, we are focused on sponsoring and directly offering to investors (without the costs associated with such intermediaries), alternative investments, in particular real estate, which, according to a February 2015 report by McKinsey & Company, as an asset class (defined as real estate, private equity and hedge funds) hit a record high of $7.2 trillion in 2013 and was growing at 10.7% per year – twice the annualized rate of traditional investments.

Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes; replacing expensive sales and management teams with online applications, implementing data driven decision-making, and automating transactions through payment processing APIs (application programming interfaces). Through our direct-to-the-investor investment platform, we believe we allow an individual investor to invest in the value (price per square foot) and yields available in the private real estate market.

Simultaneously, the web-platform allows for the seamless purchase of interests in private real estate investments, performance tracking and reporting through a personalized dashboard, and automated account management and maintenance, including financial updates and tax reporting. This allows us to service thousands of investors at a fraction of the cost of conventional, offline management typical in real estate.

Because the entire system is built on web-based, cloud technology and utilizes data driven analysis and decision-making, the model is continuously improving and increasing in efficiency as the volume of data points increase exponentially and our automated processes undergo constant optimization. As shown in the chart below, this efficiency has resulted in the fee loads paid by investors potentially being reduced by 490 basis points if they invest in an online platform rather than in a traditional private equity firm.

We believe that investors in general, and younger investors in particular, prefer to invest through a web platform rather than a conventional paper or in person process. As of December 31, 2016, the average age of investors in our Programs was approximately 38 years old. According to a 2011 Aite Group report, New Realities in Wealth Management, online brokerages manage 19% of the wealth management industry’s $13.5 trillion in client investment assets, versus the 38% managed by the wirehouses.  The study also reported that, at the end of 2010, the four largest wirehouses (Bank of America Merrill Lynch, UBS, Morgan Stanley, and Wells Fargo Advisors) represented slightly more than 55,000 financial advisors and $5.2 trillion in total client assets. Combined with the fact, per Thomson Reuters, that the average revenue per financial advisor is nearly $700,000 per year, there is approximately $38.5 billion a year in advisory fees at risk of technology driven disintermediation.